Exhibit (a)(6)

MEMORANDUM

To:	The Holders of Noven Stock Options & SARs

From:	Carolyn Donaldson, Vice President, Human Resources

Date:	August 10, 2009

Re:	Treatment of Stock Options and SARs in Proposed Merger with Hisamitsu

As you know, Hisamitsu has commenced the planned tender offer for 100% of Noven’s outstanding shares at a price of $16.50 per share as part of the proposed combination of our two companies.  The expiration of the initial offer period for common shares is 12:00 (midnight) August 19, 2009.  Assuming the tender offer goes as planned, the two companies will be merged into one company shortly following the closing of the tender offer.

The purpose of this document is to provide information and answer questions for those of you who hold Noven Stock Options and/or Noven Stock-Settled Stock Appreciation Rights (“Options/SARs”), so you know how these instruments will be handled in the proposed merger.

1.	How will my Options/SARs be treated in the merger?

At the closing of the merger of the two companies,  all unexercised Options/SARs, whether vested or unvested, will be cancelled and you will receive a cash payment directly from Noven based on the difference between $16.50 and the exercise price of your Options/SARs.  From this amount, taxes will be withheld (for most employees, at a rate of 25%).  Since these payments are being made by Noven through our payroll, you will not be subject to any  brokerage fee or commission related to the sale of stock.

2.	Is there anything I need to do to initiate the payment?

No, you do not need to take any action to initiate your payment.  You will receive the payment, via Noven payroll, shortly after the completion of the merger.

3.	How will the payments be made—by check or direct deposit?

All payments will be processed via Noven payroll and issued in accordance with your current payment election on file.  Most employees are currently paid via direct deposit.

4.	I understand that the payments for my Options/SARs will be made shortly after the completion of the merger. When is the merger expected to occur?

It is difficult to predict when the merger will close, but the earliest it is expected to close is during the week of August 24, 2009.  We will notify you if the merger is expected to close significantly later than the week of August 24.

5.	What about my Options/SARs that are not yet vested? Will I be paid for my unvested Options/SARs as well.

Yes, under our stock option plan, all Options/SARs automatically vest upon a change in control, which is expected to occur at the time of the closing of the tender offer.  As a result, all Options/SARs will be fully vested and eligible for payment at the time of the merger.

6.	I hold Options/SARs that are already vested. May I exercise my Options/SARs now through our brokerage program with Morgan Stanley Salomon Smith Barney?

Yes, you may exercise your vested Options/SARs through Morgan Stanley Salomon Smith Barney.  This includes any Options you hold that expire on September 4, 2009.  You should note, however, that you will be subject to brokerage fees for  transactions through Morgan Stanley Salomon Smith Barney and your proceeds will be based on the then-current price of our common stock, which may be less than the $16.50 price to be paid for Options/SARs after the merger.  In addition, for administrative purposes, the Morgan Stanley Salomon Smith Barney process will close shortly, up to three business days prior to the expected date of the merger, so please plan accordingly if you intend to exercise your Options/SARs prior to the merger.

7.	I hold incentive stock options (ISOs). Will I be eligible for the special tax treatment for ISOs if my ISOs are paid by Noven at the time of the merger?

No, the payment to you by Noven for an ISO does not meet the requirement for special tax treatment and therefore such payment for an ISO will be treated the same as a non-qualified stock option (i.e., subject to income tax).

8.	I hold Options/SARs with an exercise price above $16.50 per share. What happens to them?

Options/SARs with an exercise price of $16.50 or greater will be cancelled at the time of the merger.  No payment will be made for Options/SARs with an exercise price of $16.50 or greater.

9.	I understand that Noven will withhold 25% of the proceeds of the Options/SARs for tax purposes. Are additional taxes required when I file my IRS return at the end of the year?

Possibly.  For some employees, the withholding rate of 25% may be less than the total amount of taxes you will owe next April.  We suggest you seek the advice of a professional tax advisor since each individual’s situation is unique.

10.	When I receive my Option/SAR distribution, will I also receive my annual bonus?

No.  Bonus payouts are unrelated to the Option/SAR distribution. The transaction has no effect on the Company's bonus programs. Any bonus earned would be distributed on its normal annual schedule.

11.	Will my other benefits (for example, health care) be cancelled when my options are distributed?

No.  It is expected that Noven employee benefits, including health care, will continue to operate in the same or similar format.

12.	How will the 401k plan be handled once we are no longer a publicly-traded company?

The 401k plan will continue to operate as it has in the past.  Plan Design features are available from Human Resources or on the Mass Mutual website at www.massmutual.com.

13.	Who should I contact if I have additional questions?

If you have further questions specific to your Options/SARs, contact Human Resources at 305-964-3176.